Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                    VASOGEN COMMENTS ON RECENT ANALYST REPORT

Toronto, Ontario (June 28, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today commented on a research report (the "Report"), issued June 27, 2001, which it feels had a significant impact on the trading of its common shares on the Toronto Stock Exchange and the American Stock Exchange. Although it is not the Company's policy to comment on research reports, whether favorable or negative, Vasogen's management believes that the Report contains statements that are misleading and require clarification and does not endorse its contents. Some of these inaccuracies are outlined below.

The peripheral arterial disease data referenced in the Report inappropriately compare two different clinical endpoints. The Report compares the percentage increase in actual pain-free walking distance from the European Beraprost trial with the response rate in the Vasogen trial (the percentage of patients who increased their pain-free walking distance by greater than 50%) and uses this comparison to draw a conclusion that is misleading. In fact, the primary endpoint of the Vasogen trial, which reported on 81 patients, showed that 66.7% of patients with peripheral arterial disease receiving Vasogen's immune modulation therapy increased their pain-free walking distance by greater than 50%, versus 42.1% in the placebo group. The published response rate for the European Beraprost trial, referred to in the Report, showed that 56.5% of patients receiving Beraprost therapy increased their pain-free walking distance by 50%, versus 42.2% in the placebo group (Circulation, 2000; 102: 426-431). In addition, Beraprost has not as yet received European regulatory approval, even though the Phase III clinical trial completed enrollment in 1995.

The Report inappropriately compares feasibility clinical results for Vasogen's immune modulation therapy with therapeutics in later stage development for psoriasis. Certain of the efficacy data for the Phase III products cited in the Report is selective and misleading, and thereby exaggerates the potential efficacy of these products. Furthermore, timelines for regulatory approval for certain of the psoriasis products referenced in the Report are not accurate. It remains the Company's opinion that a significant opportunity exists for a safe and effective treatment for moderate to severe psoriasis patients, a market segment for which many of the cited therapies will likely prove cost prohibitive.

The Report cites a lack of human biological data supporting the Company's immunomodulatory approach, despite the fact that the Company has presented human data demonstrating the biological effects of its therapy at a number of major scientific meetings, including the 73rd Scientific Sessions of the American Heart Association in New Orleans, November 12 - 15, 2000, and the 62nd Annual Meeting of the Society for Investigative Dermatology in Washington D.C., May 9 - 12, 2001. Although biological changes are of general scientific interest, the most important endpoints in clinical trials to support regulatory approval are those relating to improvements in disease status and not surrogate markers.

                                    - more -

                                                       ...page 2, June 28, 2001


The Report correctly reflects Vasogen's plans to secure a strategic partner during the year. No material change has taken place in this regard. However, the Company believes the Report implies that its partnering strategy may have resulted in the delay or cancellation of certain development programs. The Company's achievements over the past 18 months demonstrate that its partnering strategy has not in any way impeded the development of its therapies. The Company firmly believes that this strategy has positioned Vasogen to deliver partnering transactions that will maximize shareholder value. Vasogen's strategy with respect to commercial alliances remains consistent with that previously communicated to its shareholders.

"Vasogen's fundamentals have never been better," stated William Grant, Vasogen's Chairman of the Board. "For this reason, we are obviously extremely disappointed that shareholders may have been misled by the opinions expressed in the Report in question. The Company's progress on the science, clinical development, and partnering fronts continues to exceed my expectations and is progressing in a manner that I am confident will lead to increased value for our shareholders."


 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.



Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.